Item 77C: Submission of Matters to a Vote of Security Holders

Shareholder Meeting Results

On June 16, 2017, a Special Meeting of the Shareholders of the Fund was held to approve a new Portfolio Management Agreement with Weatherbie Capital, LLC (“Weatherbie”). On March 30, 2017, the record date for the meeting, the Fund had outstanding 26,520,364 shares of common stock. The votes cast at the meeting were as follows:

Proposal - To approve a new Portfolio Management Agreement with Weatherbie:

For	Against/Withheld	Abstain
13,624,066.484	216,865.656	56,094.224